

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 4, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **Denali Holding Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 12, 2016**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2016**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2016 letter.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Denali Holding Inc.'s Amendment No. 1 to Registration Statement on Form S-4

General

1.   In your response to prior comment 2, you state that you intend to provide in your quarterly and annual reports unaudited financial information that will show the attribution of Denali's assets, liabilities, revenue and expenses to the Class V Group. Please provide us with a sample of such financial information as of December 31, 2015.

Questions and Answers

Summary of Certain Material Terms of the Merger and the Class V Common Stock, page 1

2.   Given the level of detail provided in response to prior comment 1, investors may not readily understand the most significant terms of the transaction. Please revise to summarize more succinctly the terms of the merger transaction most critical to EMC shareholders, particularly the characteristics of the Class V Common Stock, with cross-references to more detailed discussion elsewhere in the filing.

3.   You state that the value of the Class V Common Stock is uncertain. However, elsewhere you refer to an implied value of the Class V Common Stock based on the market price of the VMware Class A common stock. Please state clearly at the forefront of the summary that there may not be a direct correlation in the potential market price of Class V Common Stock to the market price of VMware Class A common stock, and shareholders should not rely on the market value of the VMware Class A common stock to value to the Class V Common Stock. Because you use the market value of the VMware Class A common stock to assign an implied value, discuss the decline in VMware's market value since October 7, 2015. Also inform shareholders that tracking stocks often trade at a discount to the estimated value of the assets or business being tracked. Consider including a cross-reference to the first risk factor on page 47.

4.   Please disclose that while businesses, assets and liabilities may be allocated to either the DHI Group or the Class V Group, no group is a separate legal entity, and therefore, no group can own assets. As discussed elsewhere, state clearly that holders of Class V Common Stock will have no direct claim to the businesses, assets and liabilities allocated to the Class V Group. This comment also applies to your disclosure under "Description of Denali Capital Stock Following the Merger" on page 35.

5.   Please clarify whether Denali may reallocate assets and liabilities such that the Class V Group may no longer include the VMware business or include only a portion of the VMware business.

6.   You state that upon conversion from Class V Common Stock to Class C Common Stock, holders of Class V Common Stock would hold one of four series of DHI Group common

stock, which would then represent common equity interests in the business and operations of Denali as a whole. Please revise to avoid the implication that holders of Class V Common Stock do not have equity interests in the business and operation of Denali as a whole while the tracking stock structure is in place.

7.   On page 297, you indicate that the approximately 343 million shares of Class V Common Stock "authorized to be issued" under the Denali certificate initially will have a one-to-one relationship to the number of shares of VMware common stock currently owned by EMC. However, you state here and elsewhere that the approximately 223 million shares of Class V Common Stock "to be issued initially" will have the same one-to-one relationship. Please explain.

Questions and Answers Regarding the Merger and the Special Meeting, page 5

General

8.   Please consider adding a question and answer addressing how the relative economic interests of the holders of Class V Common Stock and the holders of the DHI Group common stock in the Class V Group can change.

Q: What are your expectations about how the market price of the Class V Common Stock will correlate with the performance of the economic interest in the VMware business it is intended to track or with the market price of the VMware Class A common stock?, page 6

9.   Your revised disclosure states that you expect the different characteristics between the Class V Common Stock and the VMware Class A common stock to affect their respective market prices in distinct ways. Please also state that there may be no direct correlation between the market prices of VMware Class A common stock and Class V Common Stock, as disclosed in your initial filing.

10.   Please disclose that tracking stocks often trade at a discount to the estimated value of the assets or business being tracked. Consider whether additional risk factor disclosure is necessary.

Q: What are the material U.S. federal income tax consequences of the merger to EMC shareholders?, page 12

11.   Please provide an initial statement that the tax treatment of the merger and the Class V Common Stock is uncertain.

12.   Please revise to remove the assumption that the exchange of shares of EMC common stock for common stock of Denali qualifies as an exchange described in Section 351 of the Internal Revenue Code. For additional guidance, please see Section III.C.3 of Staff Legal Bulletin No. 19.

Questions and Answers Regarding Denali's Proposed Tracking Stock Structure

Q: How are Denali's interests aligned with the interests of the holders of the Class V Common Stock?, page 16

13.   It appears from your diagram on page 2 that 100% of the VMware common stock owned by Denali at the completion of the merger is attributed to the Class V Group. However, your disclosure here indicates that 35% of the VMware common stock is not attributed to the Class V Group. Please revise to resolve this apparent inconsistency.

Q: How liquid will the Class V Common Stock be?, page 19

14.   Please explain how the current public float of VMware common stock is relevant to the potential liquidity of the Class V Common Stock.

Q: How common is tracking stock? Do other tracking stocks exist? When was the last time a tracking stock was issued?, page 20

15.   We note your response to prior comment 8. Please disclose the unique nature of the Class V Common Stock, as it is intended to track the performance of an economic interest in a publicly-traded company, which according to Evercore appears to be the first of this kind.

Summary

Termination Fees Under the Merger Agreement, page 33

16.   Please clarify whether Denali will be obligated to pay a reverse termination fee if the merger agreement is terminated by EMC solely as a result of Denali's failure to obtain the debt financing.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Denali

Non-GAAP Financial Measures, page 96

17.   We note from your response to prior comment 21 that the non-GAAP adjustments for the "impact of purchasing accounting" include the amortization of fair value adjustments related to deferred revenue, deferred profit and inventory. Please enhance your disclosures to explain further why you believe including these adjustments in your non-GAAP measures facilitates a more meaningful evaluation of your current operating performance and comparison to your past operating performance and why presenting these measures provides useful information to your investors. Similar revisions should be made to your discussion of adjusted EBITDA.

18.   We note various references throughout MD&A to non-GAAP product revenue, non-GAAP service revenue, and product and services gross margins on a non-GAAP basis without reconciliations to the most directly comparable GAAP measure. Please revise accordingly. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Results of Operations

Third Quarter and First Nine Months of Fiscal 2016 Compared to Third Quarter and First Nine Months of Fiscal 2015

Revenue, page 103

19.   You attribute the decrease in non-GAAP product revenue to a decrease in the positive effects from the Window XP refresh and the decline in non-GAAP services revenue to a decrease in revenue from your Dell Services business unit. Please tell us whether these same factors impacted the change in your GAAP revenues, and revise your disclosures to indicate as such or include a discussion of the significant items that impacted your GAAP product and service revenues.

Consolidated Operations

Fiscal 2015 Compared to Pro Forma Fiscal 2014 and Pro Forma Fiscal 2014 Compared to Fiscal 2013

Overview, page 114

20.   Please revise the second paragraph of this section to clarify that during Fiscal 2015, operating loss on a GAAP basis decreased 85% when compared to pro forma Fiscal 2014.

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 167

21.   We note your disclosure that EMC considered a take-private transaction, among other alternatives considered. Please discuss why the take-private transaction was rejected in favor of the merger with Denali.

22.   Please expand your disclosure to discuss any disadvantages of tracking stock Morgan Stanley identified. For example, you discuss only the advantages of tracking stock in the August 19, 2015 meeting.

23.   You state that on September 2, 2015, "[t]he EMC board of directors engaged in a lengthy discussion of the matters presented by management and Morgan Stanley, as well as the September 1 Letter." Please include a summary of the material issues discussed.

24.   Please expand your discussion of the September 25, 2015 meeting to identify the key tracking stock and financing issues discussed between Denali and EMC.

EMC's Reasons for the Merger; Recommendation of the EMC Board of Directors, page 187

25.   We note your response to prior comment 27 and reissue the comment, in part. Please discuss how the board determined that it is appropriate to calculate an implied value of the merger consideration and the "premium" based on the market price of VMware Class A common stock. It is unclear why the implied merger consideration is characterized as representing a premium when you disclose elsewhere that the value of the Class V Common Stock is uncertain. Where you refer to this premium, state clearly that there may not be a direct correlation between the market price of VMware Class A common stock and the value of Class V Common Stock.

26.   We note your response to prior comment 28 and reissue the comment, in part. Discuss what consideration the board gave to the fact that Morgan Stanley and Evercore performed their analyses based on an implied merger consideration assuming a direct correlation between the Class V Common Stock and the VMware Class A common stock that you warn may not exist.

27.   We refer to the third bullet point on page 188. Please clarify how the relationship of the potential trading price of Class V Common Stock to the trading price of VMware Class A common stock is a consideration in favor of the merger agreement.

28.   We refer to the last bullet point on page 188. Please explain further how the board concluded that the precedent tracking stocks and the fact that the Class V Common Stock would initially be tracking an economic interest in a publicly-traded company were considerations in favor of the merger agreement. In this regard, we note that Evercore observed that tracking stocks often trade at a discount and there have been relatively few current and historical tracking stocks of any kind. Evercore further noted that it was not able to identify any current or historical example of a publicly-traded tracking stock that tracks a business or company that itself has publicly-traded stock.

29.   Please explain how the EMC board of directors estimated the potential synergies to be realized by VMware to be approximately $1.1 billion to $1.3 billion.

30.   We note the revised disclosure in response to prior comment 31 and reissue the comment. Please discuss how the merger consideration compared to the "potential shareholder value" attributed to the strategic alternatives listed in the second bullet point on page 189.

31.   Refer to prior comment 32. Your discussion of conflicts of interest focuses solely on how the Denali Tracking Stock Policy and the Capital Stock Committee may mitigate potential conflicts of interest. Please clarify whether the EMC board considered such conflicts as a negative factor.

32.   Please refer to prior comment 28. Your revised disclosure on page 193 states that the EMC board has not considered changing its recommendation in respect of the merger agreement. Please disclose whether the board considered the decline in stock price and the reasons why it determined not to seek an updated opinion given your statement that the implied value of the per share merger consideration decreased from $33.15 per share to $29.01 per share.

Opinions of EMC's Financial Advisors

Opinion of Morgan Stanley

Summary of Financial Analyses, page 195

33.   Please revise to disclose the Street Forecast and the Adjusted July Case (both with and without the M&A spend), as well as the VMware Street Forecast and VMware Adjusted July Case projections. In this regard, we note that Morgan Stanley relied on these projections when preparing the analyses used in rendering its fairness opinion.

Opinion of Evercore

Summary of Financial Analyses, page 207

34.   Please revise to disclose the 2.x Plan, as Evercore relied on this projection when preparing the Trading Multiples Analysis and the Discounted Cash Flow Analysis, among other analyses used in rendering its fairness opinion.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

U.S. Federal Income Tax Treatment of the Merger Generally, page 240

35.   You state that the merger "should" qualify as an exchange described under Section 351 of the IRC and the Class V Common Stock "should" be treated as common stock of Denali. However, in other instances you state that it is anticipated that the merger "will generally" be treated as an exchange by EMC shareholders. Please clarify. Further, please explain any differences in the degree of certainty in the tax treatment of the merger and the Class V Common Stock.

Denali Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Subsequent Events, page F-98

36.   On page 246 you disclose that purported stockholders of EMC and VMware have filed 15 putative class-action lawsuits, four of which were filed after October 31, 2015. Tell us your consideration to include a discussion of these additional matters in your subsequent events disclosures. In addition, please revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date refers to when the financial statements were issued or when the financial statements were available for issuance pursuant to ASC 855-10-50-1.

EMC Corporation's Revised Preliminary Proxy Statement on Schedule 14A

37.   Please revise EMC Corporation's Revised Preliminary Proxy Statement in accordance with the above comments, as applicable.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP